UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give details of transactions under the Company's Dividend Reinvestment Plan ("DRIP") and Long-Term Incentive Plan ("LTIP").

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Tom ap Simon
2	Reason for the notification
a)	Position/status		President - Virtual Learning
b)	Initial notification /Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Pearson plc
b)	LEI		2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction		Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	$9.73 per ADR		48 ADRs
d)	Aggregated information - Aggregated volume - Price		Aggregated volume: 48 Aggregated price: $467.04
e)	Date of the transaction		30th September 2021
f)	Place of the transaction		New York Stock Exchange (NYSE)
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Allotment of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Allotment of ordinary shares following release of LTIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 28,813 Price : n/a	Volume: 13,974 Price: £7.26222 per share Aggregated price: £101,482.26	Volume: 14,839 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	1 October 2021
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Price(s) and volume(s)
		$9.73 per ADR	751 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 751 Aggregated price: $7,307.23
e)	Date of the transaction	30th September 2021
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bob Whelan
2	Reason for the notification
a)	Position/status	President - Assessment & Qualifications
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$9.73 per ADR	330 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 330 Aggregated price: $3,210.90
e)	Date of the transaction	30th September 2021
f)	Place of the transaction	New York Stock Exchange (NYSE)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 October 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary